UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Oasys Mobile, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

674216104

(CUSIP Number)

LAP Summus Holdings, LLC c/o Liberty Associated Partners, L.P. 3 Bala Plaza East, Suite 502 Bala Cynwyd, PA 19004 Attn: Scott G. Bruce (610) 660-4910	Associated Group, LLC 3 Bala Plaza East, Suite 502 Bala Cynwyd, PA 19004 Attn: Scott G. Bruce (610) 660-4910

Liberty Associated Partners, L.P. 3 Bala Plaza East, Suite 502 Bala Cynwyd, PA 19004 Attn: Scott G. Bruce (610) 660-4910	Associated Partners, L.P. 3 Bala Plaza East, Suite 502 Bala Cynwyd, PA 19004 Attn: Scott G. Bruce (610) 660-4910

Associated Partners GP, LP. 3 Bala Plaza East, Suite 502 Bala Cynwyd, PA 19004	Winston & Strawn LLP 35 West Wacker Drive Chicago, Illinois 60601
Attn: Scott G. Bruce (610) 660-4910	Attn:	Jeff J. Marwil Brian T. Black
(312) 558-5600

Associated Partners GP, Limited 3 Bala Plaza East, Suite 502 Bala Cynwyd, PA 19004 Attn: Scott G. Bruce (610) 660-4910	LAP Roll B, LLC 3 Bala Plaza East, Suite 502 Bala Cynwyd, PA 19004 Attn: Scott G. Bruce (610) 660-4910

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following box:  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

SCHEDULE 13D
CUSIP No. 674216104

(1)	Names of reporting persons: LAP Summus Holdings, LLC I.R.S. Identification Nos. of above persons (entities only):

(2)	Check the appropriate box if a member of a group
(a) ☒
(b) ☐
(3)	SEC use only

(4)	Source of funds

OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole voting power

0
(8) Shared voting power

1,511,711
(9) Sole dispositive power

0
(10) Shared dispositive power

1,511,711

(11)	Aggregate amount beneficially owned by each reporting person

1,511,711
(12)	Check box if the aggregate amount in Row (11) excludes certain shares	☐

N/A
(13)	Percent of class represented by amount in Row (11)

9.9% as calculated in accordance with Rule 13d-3
(14)	Type of reporting person

OO

SCHEDULE 13D
CUSIP No. 674216104

(1)	Names of reporting persons: Liberty Associated Partners, LP I.R.S. Identification Nos. of above persons (entities only):

(2)	Check the appropriate box if a member of a group
(a) ☒
(b) ☐
(3)	SEC use only

(4)	Source of funds

OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole voting power

0
(8) Shared voting power

1,511,711
(9) Sole dispositive power

0
(10) Shared dispositive power

1,511,711

(11)	Aggregate amount beneficially owned by each reporting person

1,511,711
(12)	Check box if the aggregate amount in Row (11) excludes certain shares	☐

N/A
(13)	Percent of class represented by amount in Row (11)

9.9% as calculated in accordance with Rule 13d-3
(14)	Type of reporting person

PN

SCHEDULE 13D
CUSIP No. 674216104

(1)	Names of reporting persons: Associated Group, LLC I.R.S. Identification Nos. of above persons (entities only):

(2)	Check the appropriate box if a member of a group
(a) ☒
(b) ☐
(3)	SEC use only

(4)	Source of funds

OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole voting power

0
(8) Shared voting power

1,511,711
(9) Sole dispositive power

0
(10) Shared dispositive power

1,511,711

(11)	Aggregate amount beneficially owned by each reporting person

1,511,711
(12)	Check box if the aggregate amount in Row (11) excludes certain shares	☐

N/A
(13)	Percent of class represented by amount in Row (11)

9.9% as calculated in accordance with Rule 13d-3
(14)	Type of reporting person

OO

SCHEDULE 13D
CUSIP No. 674216104

(1)	Names of reporting persons: Associated Partners, LP I.R.S. Identification Nos. of above persons (entities only):

(2)	Check the appropriate box if a member of a group
(a) ☒
(b) ☐
(3)	SEC use only

(4)	Source of funds

OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization

Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole voting power

0
(8) Shared voting power

1,511,711
(9) Sole dispositive power

0
(10) Shared dispositive power

1,511,711

(11)	Aggregate amount beneficially owned by each reporting person

1,511,711
(12)	Check box if the aggregate amount in Row (11) excludes certain shares	☐

N/A
(13)	Percent of class represented by amount in Row (11)

9.9% as calculated in accordance with Rule 13d-3
(14)	Type of reporting person

OO

SCHEDULE 13D
CUSIP No. 674216104

(1)	Names of reporting persons: Associated Partners GP, LP I.R.S. Identification Nos. of above persons (entities only):

(2)	Check the appropriate box if a member of a group
(a) ☒
(b) ☐
(3)	SEC use only

(4)	Source of funds

OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization

Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole voting power

0
(8) Shared voting power

1,511,711
(9) Sole dispositive power

0
(10) Shared dispositive power

1,511,711

(11)	Aggregate amount beneficially owned by each reporting person

1,511,711
(12)	Check box if the aggregate amount in Row (11) excludes certain shares	☐

N/A
(13)	Percent of class represented by amount in Row (11)

9.9% as calculated in accordance with Rule 13d-3
(14)	Type of reporting person

OO

SCHEDULE 13D
CUSIP No. 674216104

(1)	Names of reporting persons: Associated Partners GP Limited I.R.S. Identification Nos. of above persons (entities only):

(2)	Check the appropriate box if a member of a group
(a) ☒
(b) ☐
(3)	SEC use only

(4)	Source of funds

OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization

Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole voting power

0
(8) Shared voting power

1,511,711
(9) Sole dispositive power

0
(10) Shared dispositive power

1,511,711

(11)	Aggregate amount beneficially owned by each reporting person

1,511,711
(12)	Check box if the aggregate amount in Row (11) excludes certain shares	☐

N/A
(13)	Percent of class represented by amount in Row (11)

9.9% as calculated in accordance with Rule 13d-3
(14)	Type of reporting person

OO

SCHEDULE 13D
CUSIP No. 674216104

(1)	Names of reporting persons: LAP Roll B, LLC I.R.S. Identification Nos. of above persons (entities only):

(2)	Check the appropriate box if a member of a group
(a) ☒
(b) ☐
(3)	SEC use only

(4)	Source of funds

OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐

(6)	Citizenship or place of organization

Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole voting power

0
(8) Shared voting power

1,511,711
(9) Sole dispositive power

0
(10) Shared dispositive power

1,511,711

(11)	Aggregate amount beneficially owned by each reporting person

1,511,711
(12)	Check box if the aggregate amount in Row (11) excludes certain shares	☐

N/A
(13)	Percent of class represented by amount in Row (11)

9.9% as calculated in accordance with Rule 13d-3
(14)	Type of reporting person

OO

AMENDMENT NO. 1 TO SCHEDULE 13D

RELATING TO THE COMMON STOCK OF

OASYS MOBILE, INC.

LAP Summus Holdings, LLC (“Holdings”), Liberty Associated Partners, L.P. (“LAP”), Associated Group, LLC (“AG”, and, collectively, with Holding and LAP the “Original Reporting Persons) and Associated Partners, LP (“AP”), Associated Partners GP, LP (“APGP”), Associated Partners GP Limited (“ APGP Limited”) and LAP Roll B, LLC (“Roll B” and collectively with the Original Reporting Persons, AP, APGP and APGP Limited, the “Reporting Persons”) hereby amend the statement of the Original Reporting Persons on Schedule 13D filed with respect to the common stock, par value $.001 per share (“Common Stock”), of Oasys Mobile, Inc. (f.k.a. Summus, Inc.), a Delaware corporation (the “Issuer”). This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) should be read in conjunction with the statement on Schedule 13D of the Original Reporting Persons originally filed on December 5, 2005 (the “Initial Schedule 13D”) with respect to the Common Stock. This Amendment No. 1 amends the Initial Schedule 13D only to the extent indicated below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings given to such terms in the Initial Schedule 13D.

Pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons declares that the filing of this Amendment No. 1 shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Stock.

Any disclosures made in this Amendment No. 1 with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Item 1.	Security and Issuer.

Item 1 is hereby amended by replacing the paragraph set forth therein in its entirety with the following paragraphs:

The class of equity securities to which this statement relates is the Common Stock of the Issuer. To date, the Reporting Persons have not acquired any Common Stock pursuant to the conversion or exercise, as applicable, of the Securities, and all references in this statement to the beneficial ownership of Common Stock by the Reporting Persons assume that the Reporting Persons acquire the Common Stock underlying the Securities.

The principal executive offices of the Issuer are located at 5400 Trinity Road, Suite 208, Raleigh, North Carolina 27607.

Item 2.	Identity and Background.

Item 2(a) is hereby amended to read as follows:

This statement is being filed by LAP Summus Holdings, LLC (“Holdings”), a Delaware limited liability company, with respect to shares of Common Stock directly beneficially owned by it and by each of Liberty Associated Partners, L.P. (“LAP”), a Delaware limited liability company, Associated Group, LLC (“AG”), a Delaware limited liability company, Associated Partners, LP (“AP”), a Guernsey limited partnership, Associated Partners GP, LP (“APGP”), a Guernsey limited partnership, Associated Partners GP Limited (“AP GP Limited”), a Guernsey limited company, and LAP Roll B, LLC (“Roll B”), a Delaware limited liability company, with respected to shares of Common Stock directly beneficially owned by Holdings. Holdings, LAP, AG, AP, APGP, APGP Limited and Roll B are collectively referred to herein as the “Reporting Persons.”

LAP owns 22.2255% of Holdings and Roll B owns 77.7745% of Holdings. AP owns 100% of Roll B. AG is the sole general partner of LAP, APGP is the sole general partner of AP, APGP Limited is the sole general partner of APGP.

Item 2(c) is hereby amended to add the following at the end thereof:

The principal business of AP is that of an investment limited partnership. The principal business of APGP is that of general partner of AP. The principal business of APGP Limited is that of general partner of APGP. The principal business of Roll B is the holding of the membership interests of Holdings.

Item 2(f) is hereby amended to add the following at the end thereof:

AP is a Guernsey limited partnership, APGP is a Guernsey limited partnership, APGP Limited is a Guernsey limited company, and Roll B is a Delaware limited liability company.

Item 2 is hereby amended by adding the following paragraphs at the end thereof:

The Issuer has defaulted on its obligation to repay the Debentures upon their June 30, 2007 maturity date. As noted in Item 4, the Reporting Persons and another investor in the Issuer’s securities, RHP Master Fund, Ltd. (and certain of its affiliates (collectively, the “RHP Persons”)), have recently engaged in informal discussions with one another and the Issuer regarding potential alternative solutions for the repayment, refinancing or restructuring of Issuer’s indebtedness to them, and on July 2, 2007, Holdings and RHP Master Fund, Ltd. jointly executed a written notice of default to the Issuer which was delivered to the Issuer on July 2, 2007 (the “Joint Default Notice”). As a result, the Reporting Persons and the RHP Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act; however, neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons (or any of them) constitute a “group” with the RHP Persons (or any of them) for any purpose.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of July 12, 2007, a copy of which is attached hereto as an exhibit.

Pursuant to Rule 13d-1(k)(2), the Reporting Persons, on the one hand, and the RHP Persons, on the other hand, are filing or have filed separate statements on Schedule 13D with respect to the Common Stock.

Information about the RHP Persons is contained in a Schedule 13D filed by the RHP Persons on July 11, 2007 (the “RHP Persons Schedule 13D”). The Reporting Persons take no responsibility for the information contained in any Schedule 13G, Schedule 13D or amendment thereto filed or to be filed by the RHP Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

This Item 3 is hereby amended by adding the following paragraphs at the end thereof:

In addition to the Securities purchased by Holdings pursuant to the Securities Purchase Agreement, RHP Master Fund, Ltd. simultaneously purchased from the Issuer a like principal amount of debentures (together with the Debentures, the “Convertible Debentures”) and denominations of stock purchase warrants of the Issuer (collectively, the “RHP Securities”), with substantially identical terms to the Securities (including the conversion and exercise limitations imposed on the Securities as described in this Item 3 of the Initial Schedule 13D). The RHP Persons also hold certain warrants issued by the Issuer to purchase up to 196,079 shares of Common Stock, which are also subject to certain exercise limitations. Accordingly, the RHP Persons may be deemed to beneficially own the shares of Common Stock underlying the RHP Securities representing 9.9% of the Issuer’s outstanding shares of Common Stock.

To the extent that the Reporting Persons and the RHP Persons are deemed to constitute a “group” within the meaning of Rule 13-d(5)(b) under the Exchange Act, the Reporting Persons may also be deemed to beneficially own the Common Stock beneficially owned by the RHP Persons. In that event, the Reporting Persons would be deemed, together with the RHP Persons, to constitute one “person” under Section 13(d) of the Exchange Act and the applicable rules thereunder; however, the conversion and exercise limitations imposed by the terms of the Securities and the RHP Securities as described above in such case would operate to limit the collective beneficial ownership of Common Stock by the Reporting Persons and the RHP Persons to an aggregate of 1,511,711 shares (or 9.9% of the Issuer’s outstanding Common Stock). Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons (or any of them) constitute a “group” with the RHP Persons (or any of them) for any purpose

On July 27, 2006, the Issuer, Holdings and RHP Master Fund, Ltd. entered into a modification and waiver agreement (the “Modification and Waiver Agreement”) under which Holdings and RHP Master Fund, Ltd. agreed to waive certain of their rights under the Securities Purchase Agreement, including their right to cause the Issuer to redeem the Convertible Debentures in the event that the Issuer engages in a financing transaction or a series of related transactions in which 50% or more of the voting power of the Issuer’s voting stock is disposed of. In consideration of such waivers, the Issuer amended its then outstanding Series A Warrants, which were issued together with the Securities and the RHP Securities under the Securities Purchase Agreement, to increase the number of units for which the warrants were exercisable and to decrease the purchase price of each such unit thereunder. The Series A Warrants (as so amended) expired on June 30, 2007.

The Debentures remain convertible into Common Stock until they are repaid by the Issuer. The Series B Warrants have an expiration date of November 18, 2007. The Series C-1 Warrants have an expiration date of November 18, 2010.

The source and amount of funds used by the RHP Persons to acquire the RHP Securities from the Issuer is disclosed in the RHP Persons Schedule 13D.

Item 4.	Purpose of Transaction.

This Item 4 is hereby amended by adding the following paragraphs at the end thereof:

As previously noted herein, the Reporting Persons’ purchase of the Securities was made for investment purposes.

On April 2, 2007, the Issuer disclosed in its annual report on Form 10-K that it did not have the funds to pay the principal and interest due on the Convertible Debentures, and that it did not expect to generate sufficient funds for that purpose from its operations prior to the June 30, 2007 maturity of the Convertible Debentures. At that time, the Issuer also disclosed that it had engaged an investment banker to assist the Issuer in obtaining an equity investment in the Issuer or arranging a debt issuance by the Issuer to raise sufficient funds to pay the principal and interest on the Convertible Debentures at their maturity and to fund its working capital needs. In addition, the Issuer disclosed that its investment banker would be assisting the Issuer in evaluating the Issuer’s strategic alternatives, including investments from strategic partners or business combinations, including the sale of the Issuer’s business. The Issuer made substantially similar disclosure on May 15, 2007 in its Form 10-Q for the quarterly period ended March 31, 2007.

The Issuer failed to repay the principal and interest on the Convertible Debentures upon their June 30, 2007 maturity.

In connection with such default, the Reporting Persons and the RHP Persons have engaged in informal discussions with one another and the Issuer regarding potential alternative solutions for the repayment, refinancing or restructuring of the Issuer’s indebtedness under the Convertible Debentures. On July 2, 2007, the Reporting Persons and the RHP Persons determined to jointly execute and deliver the Joint Default Notice to the Issuer. The Joint Default Notice was executed on July 2, 2007 by each of Holdings and RHP Master Fund, Ltd. and delivered to the Issuer on July 2, 2007. The Joint Default Notice included a statement that Holdings and RHP Master Fund, Ltd. will forbear on the Issuer’s default on the Convertible Debentures and will evaluate, in their sole and absolute discretion, their forbearance on the default on a day-to-day basis, subject to among other things, the satisfactory progress of discussions regarding the repayment, refinancing or restructuring of the Issuer’s indebtedness under the Convertible Debentures (through a purchase of the Issuer by another entity, through refinancing of the indebtedness represented by the Convertible Debentures pursuant to documents governing the terms and conditions of the Convertible Debentures, through potential chapter 11 bankruptcy proceedings or otherwise) in a manner acceptable to Holdings and RHP Master Fund, Ltd. In addition, the Joint Default Notice included an express reservation of the rights and remedies of Holdings and RHP Master Fund, Ltd. under the documents governing the terms of the Convertible Debentures.

Notwithstanding the forbearance cited in the Joint Default Notice, Holdings is currently considering all available legal rights and remedies in order to obtain all principal and interest owed to it under the Debentures. Holdings and the other Reporting Persons will continue to assess Holdings’ position relative to the Issuer and, depending on market conditions, the Issuer’s financial condition, business, operating prospects and other factors, and subject to contractual arrangements with the Issuer to which Holdings is a party, may (whether with or without participation by the RHP Persons): take such actions and pursue such proceedings as it may deem appropriate in the circumstances, including foreclosure proceedings against the collateral pledged by the Issuer under the Security Agreement (as defined below); acquire some or all of the Common Stock underlying the Securities through exercise of the applicable conversion or exercise features, acquire other shares of Common Stock or other debt or equity securities of the Issuer in the open market, in private transactions or otherwise, dispose of all or a portion of the Securities or all or a portion of any of the Common Stock or any other securities of the Issuer that it may acquire; seek to engage, by itself or with one or more additional parties, in one or more extraordinary transactions, such as tender offers, mergers, reorganizations or liquidations involving the Issuer or purchases or sales of a material amount of the assets of the Issuer; engage in discussions with the management and/or significant shareholders or other security holders of the Issuer, or otherwise make a plan or proposal, with respect to any of the foregoing; and/or take any other action which it may deem to be appropriate in the circumstances. The Reporting Persons do not expect to amend this Schedule 13D with respect to any of the foregoing matters until such time (if ever) as those pursuits, actions, plans or proposals become definitive or otherwise substantial enough to warrant such disclosure.

Item 5.	Interest in Securities of the Issuer.

This Item 5 is hereby amended by (1) replacing paragraphs (a) and (b) with the following paragraphs (a) and (b) and (2) adding the sentence below at the end thereof:

(a) See Items 11 and 13 on each of pages 2, 3 and 4 above, which Items are incorporated herein by reference.

(b) See Items 7, 8, 9 and 10 on each of pages 2, 3 and 4 above, which Items are incorporated herein by reference.

Based on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2007, the Issuer had an aggregate of 13,775,336 shares of Common Stock outstanding as of May 10, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is hereby amended by adding the following paragraphs at the end thereof:

As more fully described in Item 3 above, on July 27, 2006, the Issuer, Holdings and RHP Master Fund, Ltd. entered into the Modification and Waiver Agreement with respect to the Convertible Debentures and the A Warrants of the Issuer.

As indicated in Item 4 above, on July 2, 2007, Holdings and RHP Master Fund, Ltd. executed the Joint Default Notice.

The information set forth above in response to this Item 6 is qualified in its entirety by reference to the documents which are filed as Exhibits A through G to this Schedule 13D, which are expressly incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

This Item 7 is hereby amended by adding the following at the end thereof:

E.	Modification and Waiver Agreement, dated July 27, 2006, by and among Oasys Mobile, Inc., RHP Master Fund, Ltd. and LAP Summus Holdings, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Oasys Mobile, Inc. filed on July 27, 2006).

F.	Form of Amended A Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Firm 8-K of Oasys Mobile, Inc. filed on July 27, 2006).

G.	Joint Filing Agreement, dated July 12, 2007, by and among LAP Summus Holdings, LLC, Liberty Associated Partners, L.P. and Associated Group, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to Schedule 13D is true, complete and correct.

Dated: July 12, 2007

LAP SUMMUS HOLDINGS, LLC

By:	/s/ SCOTT G. BRUCE
Name:	Scott G. Bruce
Title:	Manager

LIBERTY ASSOCIATED PARTNERS, L.P.

By: Associated Group, LLC

By:	/s/ SCOTT G. BRUCE
Name:	Scott Bruce
Title:	Manager

ASSOCIATED GROUP, LLC

By:	/s/ SCOTT G. BRUCE
Name:	Scott G. Bruce
Title:	Manager

ASSOCIATED PARTNERS, L.P.

By: Associated Partners GP, L.P
By: Associated Partners GP Limited

By:	/s/ DAVID J. BERKMAN
Name:	David J. Berkman
Title:	Director

ASSOCIATED PARTNERS GP, L.P.

By: Associated Partners GP Limited

By:	/s/ DAVID J. BERKMAN
Name:	David J. Berkman
Title:	Director

ASSOCIATED PARTNERS GP LIMITED

By:	/s/ DAVID J. BERKMAN
Name:	David J. Berkman
Title:	Director

LAP ROLL B, LLC

By:	/s/ SCOTT G. BRUCE
Name:	Scott G. Bruce
Title:	Manager

EXHIBIT G

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $.001 per share, of Oasys Mobile, Inc. (f.k.a. Summus, Inc.), and that this Joint Filing Agreement be included as an Exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement this 12th day of July, 2007.

LAP Summus Holdings, LLC

Dated: July 12, 2007

	By:	/s/ SCOTT G. BRUCE
Scott G. Bruce
	Title:	Manager

Liberty Associated Partners, L.P.

	By:	Associated Group, LLC

Dated: July 12, 2007

	By:	/s/ SCOTT G. BRUCE
Scott G. Bruce
	Title:	Manager

Associated Group, LLC

Dated: July 12, 2007

	By:	/s/ SCOTT G. BRUCE
Scott G. Bruce
	Title:	Manager

Associated Partners, L.P.

	By:	Associated Partners GP, L.P.
	By:	Associated Partners GP Limited

Dated: July 12, 2007

	By:	/s/ DAVID J. BERKMAN
David J. Berkman
	Title:	Director

Associated Partners GP, L.P.

	By:	Associated Partners GP Limited

Dated: July 12, 2007

	By:	/s/ DAVID J. BERKMAN
David J. Berkman
	Title:	Director

Associated Partners GP Limited

Dated: July 12, 2007

	By:	/s/ DAVID J. BERKMAN
David J. Berkman
	Title:	Director

LAP Roll B, LLC

	By:	Associated Group, LLC

Dated: July 12, 2007

	By:	/s/ SCOTT G. BRUCE
Scott G. Bruce
	Title:	Manager